RANDALL & DANSKIN, P.S.
ATTORNEYS AND COUNSELORS
1500 BANK OF AMERICA FINANCIAL CENTER
KEITH D. BROWN (WA, ID)	601 WEST RIVERSIDE AVENUE
ANTHONY E. GRABICKI (WA, ID)	SPOKANE, WASHINGTON 99201-0653	ROBERT T. CARTER (WA, ID, OR)
PETER J. GRABICKI (WA, ID, TX)	TELEPHONE (509) 747-2052	OF COUNSEL
ROBERT P. HAILEY (WA, ID, CA)	TELECOPIER (509) 624-2528
T. ANDREW HASTINGS (WA)
ANGELA M. HAYES (WA, ID)
DAVID A. KULISCH (WA, CA)
DONALD K. QUERNA (WA, ID)		C.D. RANDALL (1885-1967)
CAROLE L. ROLANDO (WA)		F.B. DANSKIN (1889-1971)
DOUGLAS J. SIDDOWAY (WA, ID, NY)		A.A. LUNDIN (1914-1976)
LAUREL H. SIDDOWAY (WA, ID, NY)		G.L. KIMER (1918-1988)
MICHAEL L. WOLFE (WA, ID, CA)

January 29 2008	FILED ELECTRONICALLY

Anne Nguyen-Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revett Minerals Inc.
Amendment No. 2 to Form 10 Registration Statement (Filed December 21, 2007)
Quarterly Report on Form 10-Q (Fiscal Quarter Ended December 30, 2007)
Commission File No. 0-52730
Our File No. 40247

Dear Ms. Nguyen-Parker:

This responds to your January 11, 2008 letter to William Orchow concerning the staff’s review of Revett Minerals Inc.’s amended registration statement on Form 10 filed on December 21, 2007 and its quarterly report on Form 10-Q for the quarter ended September 30, 2007.  For ease of reference, we have addressed these comments in the order presented in your letter.  Please refer to the contemporaneously filed amendment to the registration statement and the quarterly report, which have been marked to show the changes specified herein.

General

1.          We have updated the non-financial information in the amended registration statement to include information as at December 1, 2007.  We have also updated the financial information in the amended registration statement to include information as at June 30, 2007 and for the period then ended.

Controls and Procedures

2.          We have revised page 19 of the amended registration statement to disclose the effectiveness of the registrant’s disclosure controls and procedures in accordance with Item 307 and, by reference, Rule 13a-15(e).

3.          We have revised page 19 of the amended registration statement to disclose the material steps that were taken to remediate the material weaknesses in the registrant’s controls and procedures, the dates of such corrective action, and any associated material costs.  We have also explained how the registrant reached the previously disclosed conclusion that such material weaknesses had been remedied.

Security Ownership of Certain Beneficial Owners and Management

4.          We have revised page 36 of the amended registration statement to clarify the extent and nature of ASARCO Incorporated’s ownership of the registrant’s securities.

Compensation Committee Interlocks and Insider Participation

5.          We have revised page 45 of the amended registration statement to include the information required by Item 407(e)(4)(iii) relating to compensation committee interlocks.

Revett Minerals Inc. Financial Statements for the Fiscal Quarter Ended June 30, 2007

General

6.          We have revised the title page to the quarterly financial statements as requested.

Note 13.  Reconciliation of United States Generally Accepted Accounting Principles

7.          The Company’s accounting policy is to capitalize drilling and related costs incurred to define and delineate a residual minerals deposit that has not previously been classified as a proven or probable reserve at a development stage or production stage mine when management determines there is sufficient evidence that the expenditures will result in future economic benefit to the Company in the accounting period in which the expenditures are made.  Under US GAAP, drilling and related cost to convert mineral resources to reserves are expensed in the accounting period in which the costs are incurred.  As of December 31, 2006, no drilling or related costs had been capitalized for the Rock Creek property; consequently, no Canadian to US GAAP reconciliation adjustment needed to be made.

This having been said, we have included a statement in the reconciliation note, in the subsection entitled “Mineral property, plant and equipment,” that no developed costs have been incurred or capitalized at the Rock Creek property, other than those described in note 13.  We have also revised the descriptions and captions in the Canadian GAAP footnote, and have made similar revisions, where necessary, in the other financial statements and related disclosures in the amended registration statement and in the  registrant’s quarterly report on Form 10-Q for the period ended September 30, 2007.

Revett Minerals Inc. Financial Statements for the Fiscal Year Ended December 31, 2006

General

8.          We have revised Note 2(j) of the year-end financial statements to make it more clear that exploration costs are expensed and that permitting, evaluation and feasibility costs are capitalized only upon the completion of any analysis that demonstrates the economic viability of the mineral deposit.

We do not believe it is appropriate to include the requested statement concerning diversity in practices among other mining companies in the Company’s financial statements.  However, we have included the requested disclosure in the Management’s Discussion and Analysis section of the amended registration statement, under the subheading entitled “Critical Accounting Estimates.”  We have also replicated the disclosure contained in Note 2(j) of the year-end financial statements.  Similar revisions have been made to the registrant’s quarterly report on Form 10-Q for the period ended September 30, 2007.

9.          The staff’s comment is noted.  Future filings will include disclosure of the amount of capitalized drilling costs that were incurred to convert mineral resources to reserves, if any.

Revett Silver Company Financial Statements for the Fiscal Years Ended

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

10.        The requested manually signed opinions are filed herewith.

11.        The accountant’s reports that accompany the Revett Silver Company financial statements included in the amended registration statement have each been amended, consistent with the published guidance, to include an explanatory paragraph concerning the company’s ability to continue as a going concern.

Consolidated Statement of Operations and Deficit

12.        We advise you supplementally that the concentrate line item was included as a credit in the statement of operations because it reflected the value of the inventory that was produced during the period the Troy mine was being restarted.  This having been said, we have deleted the line item and revised the statement of operations to conform to the 2005 presentation.

Accounts Receivable

13.        The financials statements have been revised to reflect the related party receivable as a separate line item in accordance with Rule 4-08(k) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Consolidated Statement of Cash Flow

14.        We have reviewed our prior disclosure in light of the staff’s comment and have amended the cash flow statement for the period ended June 30, 2007 to reflect an adjustment to cash and cash equivalents attributable to the effect of foreign exchange rate changes.  A similar amendment has been made to the cash flow statement for the period ended September 30, 2007 included in the Company’s quarterly report on Form 10-Q.  The effect of foreign exchange rates was not material to any of the other periods covered by these filings; consequently, no adjustments were made with respect to these periods.

Evaluation of Disclosure Controls and Procedures

15.        We have revised the officer’s conclusion in the amended quarterly report to conform to the more comprehensive definition of disclosure controls and procedures set forth in Rule 13a-15(e).

16.        We confirm to you that the registrant’s controls and procedures are designed to provide reasonable assurance of achieving their objectives, and that the registrant’s principal executive officer and principal financial officer have concluded that such controls and procedures are effective.

Closing Comments

The requested statement from the company acknowledging its responsibility for the accuracy and adequacy of the disclosures in the filing and the legal effect of the staff’s comments was previously filed and is filed again herewith.

Please do not hesitate to contact the undersigned directly if you have further comments or require additional information.  My email address is djs@randanco.com, if that would be more convenient.

Very truly yours,

RANDALL & DANSKIN, P.S.

Douglas Siddoway